Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-239862

Dated July 17, 2020

NEXPOINT REAL ESTATE FINANCE, INC.

Pricing Term Sheet

8.50% Series A Cumulative Redeemable Preferred Stock

Issuer:	NexPoint Real Estate Finance, Inc.

Security:	8.50% Series A Cumulative Redeemable Preferred Stock

Size:	2,000,000 shares

Underwriters’ Option to Purchase Additional Shares:	300,000 shares

Trade Date:	July 17, 2020

Settlement Date:*	July 24, 2020 (T+5)

Maturity:	Perpetual (unless redeemed by the Issuer on or after July 24, 2025 or pursuant to its special optional redemption right, repurchased by the Issuer in the open market or converted by an investor in connection with a Change of Control)

Public Offering Price:	$24.00 per share; $48,000,000 total

Underwriting Discount and Commissions:	$0.756 per share; $1,360,800 total ($1,587,600 if the underwriters exercise their option to purchase additional shares in full)

Net Proceeds (before expenses):	$46,639,200 ($53,612,400 if the underwriters exercise their option to purchase additional shares in full) (assumes 200,000 shares were purchased under the Reserved Share program)

Dividend Rate:	8.50% per annum (or $2.125 per share per annum), accruing from, but excluding, July 24, 2020

Dividend Payment Dates:	On or about the 25th day of each January, April, July and October, commencing on October 25, 2020. The first dividend payment will cover the period from, but excluding, July 24, 2020 to, but excluding, October 25, 2020

Liquidation Preference:	$25.00 per share, plus any accrued and unpaid dividends

Optional Redemption:	On and after July 24, 2025, redeemable in whole or in part at a redemption price equal to $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the date of redemption. If the Issuer exercises its redemption right, by sending the required notice, with respect to some or all of the Series A Preferred Stock in connection with a Change of Control, holders of the Series A Preferred Stock will not be permitted to exercise the conversion rights described below in respect of any Series A Preferred Stock called for redemption, and any Series A Preferred Stock subsequently called for redemption that has been tendered for conversion will be redeemed on the applicable date of redemption instead of converted on the applicable Change of Control Conversion Date.

Special Optional Redemption:	In the event of a Change of Control, the Issuer will have the option to redeem the Series A Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control has occurred for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the redemption date. If the Issuer exercises its redemption right, by sending the required notice, with respect to some or all of the Series A Preferred Stock, the holders of Series A Preferred Stock will not be permitted to exercise the conversion rights described below in respect of any Series A Preferred Stock called for redemption.

Change in control conversion rights:

Except to the extent that the Issuer has elected to exercise its optional redemption right or its special optional redemption right by providing notice of redemption prior to the Change of Control Conversion Date, beginning on the first anniversary of the first date on which any shares of Series A Preferred Stock are issued, upon the occurrence of a Change of Control, each holder of Series A Preferred Stock will have the right to convert some or all of the Series A Preferred Stock held by such holder on the Change of Control Conversion Date into a number of the Issuer’s shares of common stock per share of Series A Preferred Stock to be converted equal to the lesser of:

•   the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends (whether or not declared) to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and

•   3.2982 (the Share Cap), subject to certain adjustments

subject, in each case, to provisions for the receipt of alternative consideration upon conversion as described in the preliminary prospectus.

If the Issuer has provided or provides a redemption notice with respect to some or all of the Series A Preferred Stock, holders of any Series A Preferred Stock that the Issuer has called for redemption will not be permitted to exercise their Change of Control Conversion Right in respect of any of their shares of Series A Preferred Stock that have been called for redemption, and any Series A Preferred Stock subsequently called for redemption that has been tendered for conversion will be redeemed on the applicable date of redemption instead of converted on the Change of Control Conversion Date.

Except as provided above in connection with a Change of Control, the Series A Preferred Stock is not convertible into or exchangeable for any other securities or property.

A “Change of Control” will be deemed to have occurred at such time after the original issuance of the Series A Preferred Stock when the following have occurred and are continuing:

•   the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, other than a Permitted Holder, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer entitling that person to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•   following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE American LLC or NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American LLC or NASDAQ.

•   For purposes of the definition of Change of Control, a Permitted Holder includes NexPoint Real Estate Advisors VII, L.P. and its affiliates.

The “Common Stock Price” will be: (i) the amount of cash consideration per share of the Issuer’s common stock, if the consideration to be received in the Change of Control by the holders of shares of the Issuer’s common stock is solely cash; and (ii) the average of the closing prices for shares of the Issuer’s common stock on the NYSE for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by the holders of shares of the Issuer’s common stock is other than solely cash.

The “Change of Control Conversion Date” will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control.

CUSIP / ISIN:	65342V 408 / US65342V4086

Reserved Shares	At our request, the underwriters have reserved for sale, at the public offering price, up to 400,000 shares of Series A Preferred Stock, or the Reserved Shares, for sale to NexPoint Advisors, L.P. and its affiliates. No underwriting discounts or commissions will be applied to the Reserved Shares.

Listing:	The Issuer intends to file an application to list the Series A Preferred Stock with the NYSE under the symbol “NREF PRA.” If the application is approved, trading is expected to begin within 30 days of initial delivery. The underwriters have advised the Issuer that they intend to make a market in the Series A Preferred Stock prior to the commencement of trading on the NYSE. The underwriters will have no obligation to make a market in the shares, however, and may cease market making activities, if commenced, at any time.

Book-Running Managers:	Raymond James & Associates, Inc. Keefe, Bruyette & Woods, Inc. Robert W. Baird & Co. Incorporated

*We expect that delivery of the Series A Preferred Stock will be made to investors on or about the fifth business day following the date of this prospectus (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade shares of Series A Preferred Stock prior to their delivery will be required, by virtue of the fact that the shares of Series A Preferred Stock initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Series A Preferred Stock who wish to trade the Series A Preferred Stock prior to their date of delivery hereunder should consult their advisors.

The Issuer has filed a registration statement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Raymond James & Associates, Inc. at (800) 248-8863.